UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                            1mage Software, Inc.
                              (Name of Issuer)

                       Common Stock, $.004 par value)
                       (Title of Class of Securities)

                                 45244 M 102
                               (CUSIP Number)

                              S. Lee Terry, Jr.
                            Gorsuch Kirgis L.L.C.
                        1401 17th Street, Suite 1100
                           Denver, Colorado 80202
                               (303) 299-8913
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 28, 1997
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].


CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Spencer D. Lehman

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       198,183
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  198,183
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     198,183

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     8.8%

14)  Type of Reporting Person

     IN

                               SCHEDULE 13D/A
                               AMENDMENT NO. 1
                              SPENCER D. LEHMAN


Item 1    Security and Issuer

          $.004 par value Common Stock ("the Shares") of 1mage Software, Inc. (the "Company"), 6486 S. Quebec, Englewood, Colorado 80111

Item 2    Identity and Background

          (a)  Name:          Spencer D. Lehman

          (b)  Business       1250 Fourth Street
               Address:       Santa Monica, California 90401

          (c)  Principal
               Occupation:    Registered Representative
                              Drake Capital
                              1250 Fourth Street
                              Santa Monica, California 90401

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          As of April 28, 1997, with six additional purchases with personal funds of an aggregate of 11,500 Shares by Mr. Lehman and interest earned on two promissory notes from the Company convertible into 92,614 Shares (See Item 4), there was a cumulative increase in the number of beneficial Shares owned.

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a) Mr. Lehman has two convertible promissory notes issued by the Company, one with a face value of $50,000 plus interest convertible as of December 31, 1996 into 80,000 Shares at $1.00 per Share, and another with a face value of $25,000 plus interest convertible as of December 31, 1996 into 12,614 Shares at $.9375 per Share.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 198,183 Shares of Common Stock (8.8%) beneficially owned (based on the 2,147,563 Shares reported to be outstanding on May 9, 1997 in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997), which includes two convertible promissory notes convertible into 92,614 Shares as of December 31, 1996.

          (b) Number of Shares as to which there is sole power to vote - 198,183; shared power to direct the vote - 0; sole power to direct the disposition - 198,183; shared power to direct the disposition - 0.

          (c) Mr. Lehman purchased 1,500 Shares at $1.05 per Share on November 25, 1996, 3,000 Shares at $1.05 per Share on December 11, 1996, 2,000 Shares at $1.05 per Share on December 27, 1996, 1,500 Shares at $1.04 per Share on January 7, 1997, 2,000 Shares at $0.9875 per Share on March 19, 1997, 1,500 Shares at $1.00 per Share on April 21, 1997, 1,500 Shares at $1.00 on April 28, 1997, all of which transactions were in the open market.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          See Item 4.

Item 7.   Material to be filed as Exhibits

          Promissory Note with a face value of $25,000.


                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 5-28-97                      /s/Spencer D. Lehman
                                   Spencer D. Lehman

                                 APPENDICES

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER AND CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED THEREUNDER OR UNLESS APPLICABLE EXEMPTIONS THEREFROM ARE AVAILABLE


                         CONVERTIBLE PROMISSORY NOTE

                            Image Software, Inc.
                             Englewood, Colorado

$25,000.00                                                  August 18, 1995

          FOR VALUE RECEIVED, IMAGE SOFTWARE, INC., a Colorado corporation (the "Maker"), hereby promises to pay to the order of PAINEWEBBER AS IRA CUSTODIAN FOR SPENCER D. LEHMAN (the "Holder") on or before August 18, 1997, the principal sum of TWENTY-FIVE THOUSAND DOLLARS ($25,000), together with interest on the unpaid balance accruing at a rate equal to 10% per annum to be paid on maturity.

          At any time before this Note becomes due pursuant to the terms hereof, the outstanding unpaid principal amount of this Note, and accrued and unpaid interest thereon, in accordance with, and subject to, the terms and conditions of this Note and the Agreement (as hereinafter defined), may be converted, at the election of the Holder, into the number of shares of the Company's common stock ("Common Stock") equal to the quotient of
(x) the unpaid principal amount of the Holder's Note plus any interest then accrued divided by (y) $.9375 per share, such price being the closing market price of the Common Stock on August 17, 1995, discounted by 25%.

          No fractional share of Common Stock will be issued upon conversion of this Note. In lieu of any fraction of a share of Common Stock to which the Holder would otherwise be entitled, the Maker will pay the cash value of such fraction, based on the rate specified above. In order to effect conversion of this Note into shares of Common Stock, the Holder of this Note shall surrender this Note, duly endorsed, together with a written request to convert this Note to Common Stock at the principal offices of the Maker or any transfer agent for its securities (as the case may be). At its expense, the Maker shall, as soon as practicable thereafter, issue and deliver to such holder at such principal office, an instrument evidencing the issuance of such Common Stock to which such holder is entitled upon such conversion (bearing such legends as may be required, in the opinion of legal counsel of the Company, by applicable state and federal securities laws), together with any cash amounts payable in lieu of the issuance of a fraction of a share of Common Stock as described in this paragraph. Conversion shall be deemed to have been made on the date the request to convert and the duly endorsed Note are received at the principal offices of the Maker or an appropriate transfer agent, and the Holder of this Note entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such securities on such date. All Common Stock issued upon conversion of this Note shall be duly authorized, fully-paid and non-assessable.

          In case the Note shall not be paid in full whenever it shall become due, the Maker agrees to pay all costs and expenses of collection, including reasonable attorneys' fees. At any time when this Note shall be due and unpaid, the principal amount, and any interest due on this Note but unpaid, shall bear interest at a rate equal to the lower of (i) 13% per annum or (ii) the highest rate permissible under applicable law.

          This Note is issued pursuant to and is entitled to the benefits of a certain Note Purchase Agreement, dated as of August 18, 1995, by and among the Maker and the Purchasers identified on Schedule I thereto (as amended and in effect from time to time, hereinafter referred to as the "Agreement") and each Holder of this Note, by his acceptance hereof agrees to be bound by the provisions of the Agreement.

          This Note may be prepaid by the Maker at any time without premium or penalty, provided that, if the Maker elects to prepay, Holder shall have the right to elect to convert this Note to Common Stock in lieu of receiving cash payment.

          No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of such Holder, nor shall any such delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. The Maker and all endorsers and guarantors of this Note hereby waive presentment, demand, notice of nonpayment, protest and all other demands and notices in connection with the delivery, acceptance, performance or enforcement of this Note.

          All rights and obligations hereunder shall be governed by the laws of the State of Colorado.

          IN WITNESS WHEREOF, the Maker has caused this Note to be issued as of the date first written above.

                                   IMAGE SOFTWARE, INC.


                                   By: /s/David R. DeYoung
                                   David R. DeYoung, President

(S E A L)

Attest:


/s/Mary Anne DeYoung